H. F. AHMANSON & COMPANY AND SUBSIDIARIES
STATEMENTS OF COMPUTATION OF INCOME PER SHARE
EXHIBIT 11


     Common stock equivalents identified by the Company in determining its basic income per common share are stock options and stock appreciation rights. In addition, common stock equivalents used in the determination of diluted income per common share include the effect, when such effect is not anti-dilutive, of the 6% Cumulative Convertible Preferred Stock, Series D which is convertible into 9.6 million shares of Common Stock at $24.335 per share of Common Stock. The following is a summary of the calculation of income per common share (dollars in thousands, except per share data):
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

                                         For the Three Months Ended     For the Six Months Ended
                                                  June 30,                      June 30,
                                         --------------------------    --------------------------
                                            1998            1997          1998           1997
                                         -----------    -----------    -----------    -----------
Net income:
  Net income                             $   137,330    $   115,656    $   251,633    $   218,749
  Less accumulated dividends on
    preferred stock                           (3,904)        (8,407)       (10,890)       (16,815)
                                         -----------    -----------    -----------    -----------
  Basic net income attributable to
    common shares                        $   133,426    $   107,249    $   240,743    $   201,934
  Add accumulated dividends paid on
    convertible preferred stock,
    Series D                                   3,904          4,312          8,160          8,625
                                         -----------    -----------    -----------    -----------
  Diluted net income attributable
    to common shares                     $   137,330    $   111,561    $   248,903    $   210,559
                                         ===========    ===========    ===========    ===========
Weighted average shares:
  Basic weighted average number of
    common shares outstanding            110,544,030     96,602,800    106,117,457     99,559,185
  Dilutive effect of outstanding
    common stock equivalents              12,604,042     13,419,628     13,022,426     13,525,671
                                         -----------    -----------    -----------    -----------
  Diluted weighted average number
    of common shares outstanding         123,148,072    110,022,428    119,139,883    113,084,856
                                         ===========    ===========    ===========    ===========
Per share:
  Basic income per common share          $      1.21    $      1.11    $      2.27    $      2.03
                                         ===========    ===========    ===========    ===========

  Diluted income per common share        $      1.12    $      1.01    $      2.09    $      1.86
                                         ===========    ===========    ===========    ===========
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